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                                                                     Exhibit 2.4
             FORM OF ADDITIONAL AGREEMENT WITH CERTAIN SHAREHOLDERS

                                                               November 30, 1998


Mr. Ivar Formo                                     Mr. Sean Bolger
Chairman of the Board                              14 Idrone Close
NetSource Europe ASA                               Knocklyn
C/o Kistefos AS                                    Dublin 16
Stranden I                                         Ireland
N-0250 Oslo, Norway


Mr. Riulf Rustad                                   AS Kistefos Traesliberi
President                                          C/o Kistefos AS
Kistefos AS                                        Stranden I
Stranden I                                         N-0250 Oslo, Norway
N-0250 Oslo, Norway


Itelium AS
C/o Kistefos AS
Stranden I
N-0250 Oslo, Norway


Gentlemen,


         This letter is to confirm the points agreed upon at our meetings on November 24, 1998 regarding the acquisition of NetSource Europe ASA ("NetSource") by Global TeleSystems Group, Inc. ("GTS") as described in the October 14, 1998 offer, including the October 16, 1998 supplement thereto (the "Offer"), as well as certain additional points and clarifications which have arisen in the interim. These points are listed below. This letter will be supplemented and/or superseded by appropriate legal documents as determined necessary by GTS provided that such agreements are consistent with this letter agreement.

1) The $35M 1999 earnout set forth in the Offer will now be replaced by the following earnout: $15M based on achievement of the same Q1 results as specified in the Offer and $20M based on the achievement of the same Q2 results as specified in the Offer, provided that 20% of the Q2 payment will be paid if 80% of the Q2 targets are achieved under the terms set forth in the Offer (the "Revised Earnout"). The detailed language describing the new earnout is attached.

2) Kistefos AS ("Kistefos") and Mr. Sean Bolger ("Bolger") shall ensure that shareholders holding at least 67 per cent of NetSource's fully diluted share capital shall accept and agree to the Revised Earnout by signing a waiver in the form attached hereto within 10 Norwegian business days from the date the initial consideration pursuant to the Offer has been settled in full and Kistefos and Bolger shall indemnify GTS and hold GTS harmless for any payments over and above the payments due to those shareholders who have accepted the Revised Earnout which GTS must make to NetSource shareholders under








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         the original earnout structure. Further, Kistefos and Bolger agree to exercise their best efforts to ensure that 100 per cent of NetSource's shareholders shall accept and agree to the Revised Earnout. Kistefos and Bolger agree that 40% of the GTS shares payable to each of Kistefos, AS Kistefos Traesliberi, Itelium AS and Bolger as consideration in accordance with the Offer shall be retained by GTS to secure Kistefos' and Bolger's performance in accordance with this letter agreement until such time as the 67 per cent acceptance threshold is reached or all potential payment obligations of GTS under the Offer have terminated.

3) The NetSource board will approve the new earnout structure prior to 4 p.m. Oslo time on Monday, November 30, 1998 and circulate notice thereof to shareholders as soon as possible thereafter, but in no event later than close of business on the following day along with a recommendation in the form attached hereto that all shareholders waive the old earnout provisions and approve the Revised Earnout.

4) Kistefos and Bolger shall assist in the conclusion of two indemnity and escrow agreements with GTS, one concerning claims related to NTB which will be signed by Henk Keilmann, and/or any relevant entity controlled by him, and secured by a pledge to GTS of (i) $500,000 in cash and (ii) 85,000 of the GTS shares he or such relevant entity is to receive in connection with the Offer, and a second concerning claims related to Westcom which will be signed by Torsten Scholl and secured by a pledge to GTS of 60,000 of the GTS shares he is to receive in connection with the Offer.

5) Kistefos hereby waives, on behalf of itself and its affiliates, its rights to any fee in connection with GTS' acquisition of NetSource, including, without limitation, its rights under the agreement between Kistefos and NetSource dated as of September 30, 1998 pursuant to which Kistefos was entitled to a fee of NOK 40,000,000. NetSource shall approve a one-time payment of $300,000 to Kistefos and Bolger as consideration for their indemnifying GTS and NetSource and holding GTS and NetSource harmless, and Kistefos and Bolger hereby so indemnify GTS and NetSource and hold GTS and NetSource harmless, with respect to any claim filed by Muir International/Mr. Kevin Paul and/or any entity controlled by him in connection with any such fees, such payment and indemnification to be shared equally between them.

6) GTS shall accept and allow in the calculation of the fully diluted share capital of NetSource (i) the Offer acceptances submitted by NetSource shareholders after the submission deadline (October 30, 1998) received through the settlement date, (ii) shares distributed after the same deadline resulting from the exercise of NetSource options by NetSource employees, provided that GTS has been informed in writing of all such options prior to November 27, 1998, and (iii) the NetSource shares issued to Mr. Bill Norlander in connection with the purchase from him of the remainder of NetSource PhoneSystem AB, provided, however, (i) that GTS shall only be bound in relation to any shareholder in any of the said categories provided that said shareholder has accepted the Revised Earnout, and (ii) that GTS shall only be bound to settle with any of the above categories of shareholders as soon as reasonably practicable and not in accordance with the timelines set forth in the Offer.

7) All legal formalities related to the purchase of ITL shall be completed prior to close of business, Oslo time on Friday, November 27, 1998.



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8)       All of the signatories of this letter agree that the number of fully diluted NetSource shares to be used in the calculation of the consideration due under the Offer is 28,634,143, taking into consideration, in particular, recent management compensation actions.


         Please indicate your understanding and acceptance of the above by signing and returning an original of this letter to Svein Gerhard Simonnaes at BA-HR as soon as possible.

         Sincerely yours,

         /s/ Grier Raclin

         Grier Raclin
         General Counsel

                                       Accepted and agreed by:


                                       NetSource Europe ASA


                                       By: /s/ Ivan Formo
                                          --------------------------------------
                                       Ivar Formo
                                       Chairman of the Board,


                                       Kistefos AS, AS Kistefos Traesliberi and
                                       Itelium AS


                                       By: /s/ Riulf Rustad
                                          --------------------------------------
                                       Riulf Rustad,

                                       and

                                       Sean Bolger:


                                       /s/ Sean Bolger
                                       -----------------------------------------






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